Dreyfus Institutional Cash Advantage Fund

SEMIANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Cash Advantage Fund for the six-month period ended October 31, 2007. During the reporting period, the fund produced annualized yields of 5.16% for Administrative Advantage shares, 4.84% for Participant Advantage shares, 5.23% for Institutional Advantage shares and 4.98% for Investor Advantage shares. Taking into account the effects of compounding, the fund produced annualized effective yields[1] of 5.28% for Administrative Advantage shares, 4.95% for Participant Advantage shares, 5.35% for Institutional Advantage shares and 5.10% for Investor Advantage shares.[2]

A Worsening Credit Crisis Prompted Fed Intervention

When the reporting period began, the U.S. economy was sending mixed signals to investors. On one hand, housing prices continued to slide and consumer sentiment deteriorated in May. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2%, suggesting that inflation could be a more persistent problem than expected.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. Following its June 28 meeting, the Federal Reserve Board (the "Fed") stated that it was not yet convinced of the sustainability of lower inflationary pressures. It later was announced that the U.S. GDP grew at an annualized rate of 3.8% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

July proved to be a difficult month for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk. Substantial declines in equities and the more credit-sensitive fixed-income sectors occurred when rising delinquencies and defaults appeared to spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. Sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than had been expected. This led to concerns that consumers would cut back on spending, potentially threatening the economic expansion. In addition, tightness in the credit markets created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, the ongoing credit crisis prompted some analysts to call for intervention. The Fed did so on August 17, when it reduced the discount rate by 50 basis points and relaxed some col- lateral requirements to promote market liquidity and stability. In the statement accompanying the discount rate cut, the Fed indicated that "the downside risks to growth have increased appreciably."

The Fed followed up at its scheduled meeting in September with addi- tional reductions of 50 basis points in both the discount rate and the federal funds rate, sending them to 5.25% and 4.75%, respectively. The Fed stated that its actions were designed to ease conditions in the money markets and prevent a spillover into the broader economy. These actions appeared to be warranted, as fallout from the sub-prime mortgage crisis included billions in subprime-related asset write-downs by the major investment and commercial banks, a sharp increase in foreclosure filings and a surge in canceled home sales contracts due to borrowers' inability to secure loan commitments.

In October, the aftermath of the sub-prime mortgage crisis hit major U.S. banks, several of which announced additional write-offs and the departures of their CEOs. The economy continued to show signs of weakness, including reports of a tepid September increase in consumer spending of just 0.3%. At the same time, inflationary pressures continued to mount, with the price of crude oil rising above $95 per barrel and a persistently low unemployment rate of 4.7%. At the end of the month, the Commerce Department announced that U.S. GDP grew at a stronger-than-expected 3.9% annualized rate in the third quarter. Later the same day, the Fed again cut the federal funds rate, this time by 25 basis points to 4.5%.



In the statement released after the meeting, the Fed stated that it expected slower economic growth due to the intensification of the housing correction, but that it regarded the risks of recession and inflation as balanced.

Caution Remains Warranted in Uncertain Markets

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments than had been available for some time. Meanwhile, demand for money market instruments surged as investors engaged in a "flight to quality," shifting assets from riskier investments to money market funds. In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

While additional rate cuts are not guaranteed, the Fed has shown that it stands ready to act to provide liquidity when needed. The Fed and market participants will be analyzing incoming data in order to determine the best course of action in these uncertain market conditions.

Patricia A. Larkin
Senior Portfolio Manager

November 15, 2007
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

2 *Annualized yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yields for its Administrative Advantage shares, Participant Advantage shares, Institutional Advantage shares and Investor Advantage shares would have been 5.14%, 4.82%, 5.21% and 4.96%, respectively. The fund's annualized effective yields would have been 5.27%, 4.94%, 5.33% and 5.08%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .66	$ 1.02	$ 1.93	$ 2.65
Ending value (after expenses)	$1,026.60	$1,026.30	$1,025.40	$1,024.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .66	$ 1.02	$ 1.93	$ 2.64
Ending value (after expenses)	$1,024.48	$1,024.13	$1,023.23	$1,022.52

† *Expenses are equal to the fund's annualized expense ratio of .13% for Institutional Advantage, .20% for Administrative Advantage, .38% for Investor Advantage and .52% for Participant Advantage; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit—38.8%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London) 5.33%, 11/8/07	400,000,000	400,000,000
Allied Irish Banks PLC (London) 5.33%, 11/6/07−11/8/07	250,000,000	250,000,000
Banca Monte dei Paschi di Siena SpA (London) (Yankee) 5.20%−5.80%, 12/13/07−1/18/08	500,000,000	500,002,300
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee) 5.23%, 1/4/08	200,000,000	200,008,772
Bank of Scotland PLC (London) 5.10%−5.52%, 12/17/07−12/20/07	525,000,000	525,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 5.07%−5.50%, 11/1/07−2/22/08	1,400,000,000	1,400,000,000
Barclays Bank PLC (Yankee) 5.15%−5.25%, 1/9/08−3/31/08	1,150,000,000	1,150,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee) 5.33%, 11/6/07	300,000,000	300,000,000
Canadian Imperial Bank of Commerce (Yankee) 5.53%, 11/14/07	300,000,000	300,000,000
Credit Agricole (London) 4.75%, 4/29/08	71,000,000	71,000,000
DEPFA BANK PLC (Yankee) 4.92%−5.13%, 1/22/08−1/30/08	540,000,000 [a]	540,000,000
HBOS Treasury Services PLC (London) (Yankee) 5.31%−5.80%, 11/5/07−12/11/07	705,000,000	704,999,243
HSH Nordbank AG (Yankee) 5.30%−5.45%, 11/13/07	500,000,000 [a]	500,000,000
Mizuho Corporate Bank (Yankee) 5.04%−5.32%, 11/1/07−11/16/07	800,000,000	800,000,000
Royal Bank of Scotland PLC (Yankee) 5.20%−5.68%, 11/19/07−1/10/08	1,250,000,000	1,250,000,000
Skandinaviska Enskilda Banken AB (Yankee) 5.03%, 2/25/08	430,000,000	430,000,000
Societe Generale (Yankee) 5.20%−5.32%, 11/13/07−1/4/08	350,000,000	350,000,000
Swedbank (ForeningsSparbanken AB) (Yankee) 5.12%, 4/7/08	400,000,000	400,000,000
UBS AG (Yankee) 5.49%−5.50%, 1/16/08−3/12/08	690,000,000	690,000,000
UniCredito Italiano SpA (Yankee) 5.30%, 1/14/08	450,000,000	450,000,000

Negotiable Bank Certificates of Deposit (continued)	Principal Amount ($)		Value ($)
Wachovia Bank, N.A. 5.50%, 11/26/07	300,000,000		300,000,000
Total Negotiable Bank Certificates of Deposit (cost $11,511,010,315)			**11,511,010,315**

Commercial Paper—43.5%			
Amsterdam Funding Corp. 5.18%–5.25%, 12/19/07–1/11/08	378,400,000	a	375,423,289
ASB Bank Ltd. 5.15%–5.31%, 11/16/07–2/20/08	165,000,000		163,301,354
ASB Finance Ltd. 5.20%, 4/8/08	200,000,000	a	195,530,333
Atlantic Asset Securitization LLC 5.15%, 11/8/07	100,000,000	a	99,900,250
Atlantis One Funding Corp. 5.20%–5.40%, 11/9/07–1/17/08	865,000,000	a	859,139,129
Bank of America N.A. 5.32%, 11/9/07	500,000,000		499,419,222
Barclays U.S. Funding Corp. 5.16%, 4/4/08	100,000,000		97,834,306
Bryant Park Funding LLC 5.13%–5.29%, 11/13/07–12/19/07	278,640,000	a	277,366,254
Caisse des Depots et Consignations 5.31%, 11/16/07	200,000,000		199,569,583
Cancara Asset Securitisation Ltd. 5.29%–5.30%, 1/4/08–1/15/08	889,000,000	a	879,894,748
Chariot Funding LLC 5.15%–5.16%, 11/13/07–12/12/07	700,292,000	a	698,758,884
Citigroup Funding Inc. 5.34%–5.57%, 11/28/07–3/7/08	850,000,000		840,853,472
Commerzbank U.S. Finance Inc. 5.32%, 11/16/07	50,000,000		49,891,146
Daimler Chrysler Revolving Auto Conduit LLC 5.33%, 11/5/07	50,000,000		49,970,778
Fairway Finance Company LLC 5.15%, 12/7/07	75,000,000	a	74,616,750
FCAR Owner Trust, Ser. I 5.08%–5.54%, 11/15/07–1/23/08	380,000,000		377,728,297

Commercial Paper (continued)	Principal Amount ($)	Value ($)
FCAR Owner Trust, Ser. II 5.55%, 11/15/07	200,000,000	199,574,556
JPMorgan Chase & Co. 5.04%–5.15%, 2/4/08–4/1/08	1,065,000,000	1,046,564,751
Lehman Brothers Holdings Inc. 5.00%, 4/25/08	188,000,000	183,519,333
Long Lane Master Trust IV 5.12%, 12/14/07	126,131,000 a	125,367,172
Mane Funding Corp. 5.22%, 11/8/07	150,710,000 a	150,557,615
Morgan Stanley 5.20%, 3/28/08	290,000,000	283,961,394
Picaros Funding LLC 5.16%, 11/20/07	150,000,000 a	149,593,875
Raiffeisen Zentralbank Oesterreich 5.31%, 11/7/07–11/14/07	185,000,000	184,754,990
Santander Central Hispano Finance (Delaware) Inc. 5.51%, 3/14/08	300,000,000	294,014,667
Scaldis Capital Ltd. 5.29%–5.30%, 1/4/08–1/11/08	700,000,000 a	693,297,055
Skandinaviska Enskilda Banken AB 5.31%, 11/7/07	700,000,000	699,396,833
Societe Generale N.A. Inc. 5.23%–5.31%, 11/5/07–1/8/08	915,816,000	913,384,012
Solitaire Funding Ltd. 5.29%–5.70%, 11/1/07–1/7/08	1,154,000,000 a	1,145,523,056
Swedbank (ForeningsSparbanken AB) 5.32%, 11/13/07	200,000,000	199,651,667
Variable Funding Capital Company LLC 5.37%, 11/6/07	200,000,000 a	199,852,778
Windmill Funding Corp. 5.14%–5.18%, 12/17/07–12/21/07	685,300,000 a	680,702,732
Total Commercial Paper (cost $12,888,914,281)		**12,888,914,281**

Corporate Notes–6.3%		
Credit Agricole 5.18%, 12/24/07	200,000,000 b	200,000,000
Credit Suisse 4.58%, 5/19/08	200,000,000 b	200,000,000

Corporate Notes (continued)	Principal Amount ($)	Value ($)
Cullinan Finance Ltd. 4.57%–4.82% , 11/15/07–2/22/08	375,000,000 a,b	374,989,123
General Electric Capital Corp. 4.91%, 11/26/07	155,000,000 b	155,000,000
Links Finance LLC 4.82%, 11/20/07	100,000,000 a,b	99,999,831
Premier Asset Collateralized Entity LLC 4.57%, 5/23/08	150,000,000 b	149,995,797
Sigma Finance Inc. 4.57%, 11/6/07	300,000,000 a,b	299,999,589
UBS AG (Yankee) 5.03%, 11/16/07	200,000,000 b	200,000,000
Westpac Banking Corp. 5.05%, 11/17/07	180,000,000 b	180,000,000
Total Corporate Notes (cost $1,859,984,340)		**1,859,984,340**

Promissory Note–2.5%		
Goldman Sachs Group Inc. 5.03%–5.07%, 11/2/07–6/17/08	550,000,000 c	550,000,000
Merrill Lynch & Co. Inc. 5.13%, 11/13/07	200,000,000 c	200,000,000
Total Promissory Note (cost $750,000,000)		**750,000,000**

Short-Term Bank Notes–.5%		
Harris N.A. 5.31%, 11/15/07 (cost $150,000,000)	150,000,000	**150,000,000**

Time Deposits–5.3%		
KBC Bank N.V. (Grand Cayman) 4.50%, 11/1/07	495,000,000	495,000,000
Key Bank U.S.A., N.A. (Grand Cayman) 4.44%, 11/1/07	400,000,000	400,000,000
PNC Bank N.A., Pittsburgh, PA (Nassau) 4.40%, 11/1/07	169,000,000	169,000,000
Regions Bank (Grand Cayman) 4.40%, 11/1/07	500,000,000	500,000,000
Total Time Deposits (cost $1,564,000,000)		**1,564,000,000**

Repurchase Agreements–2.9%	Principal Amount ($)	Value ($)
Credit Suisse (USA) Inc.		
5.09%, dated 10/31/07, due 11/1/07 in the amount of $100,014,132 (fully collateralized by $105,369,000 Corporate Bonds, 3.625%-7.625%, due 4/30/08-8/25/36, value $103,002,431)	100,000,000	100,000,000
Deutsche Bank Securities		
5.06%, dated 10/31/07, due 11/1/07 in the amount of $150,021,073 (fully collateralized by $3,675,690,231 Corporate Bonds, 0%-9%, due 9/10/09-10/25/47, value $154,500,000)	150,000,000	150,000,000
Lehman Brothers Inc.		
5.09%, dated 10/31/07, due 11/1/07 in the amount of $440,062,181 (fully collateralized by $471,483,236 Corporate Bonds, 0%-28.448%, due 12/6/07-10/15/17, value $461,691,215)	440,000,000	440,000,000
Morgan Stanley		
5.09%, dated 10/31/07, due 11/1/07 in the amount of $160,022,611 (fully collateralized by $218,559,058 Corporate Bonds, 0%-9.61%, due 11/26/17-7/2/20, value $166,392,264)	160,000,000	160,000,000
Total Repurchase Agreements (cost $850,000,000)		**850,000,000**
Total Investments (cost $29,573,908,936)	**99.8%**	**29,573,908,936**
Cash and Receivables (Net)	**.2%**	**63,923,942**
Net Assets	**100.0%**	**29,637,832,878**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $8,420,512,463 or 28.4% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 5/10/07 to 9/21/07 at a cost of $750,000,000. At October 31, 2007, the aggregate value of these securities was $750,000,000 representing 2.5% of net assets and are valued at amortized cost.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Banking	72.8	Repurchase Agreements	2.9
Asset-Backed/Multi-Seller Programs	11.9	Asset-Backed/Certificates	2.4
Brokerage Firms	4.1	Asset-Backed/Single Seller	2.1
Asset-Backed/Structured		Finance	.5
Investment Vehicles	3.1		**99.8**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments—Note 1(b)	29,573,908,936	29,573,908,936
Interest receivable		119,900,686
		29,693,809,622
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(c)		3,082,058
Cash overdraft due to Custodian		9,097,535
Payable for shares of Beneficial Interest redeemed		43,797,151
		55,976,744
Net Assets ($)		**29,637,832,878**
Composition of Net Assets ($):		
Paid-in capital		29,638,809,888
Accumulated net realized gain (loss) on investments		(977,010)
Net Assets ($)		**29,637,832,878**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	28,536,824,599
Shares Outstanding	28,537,766,694
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	1,016,739,622
Shares Outstanding	1,016,775,880
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	33,363,422
Shares Outstanding	33,362,147
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	50,905,235
Shares Outstanding	50,905,167
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**658,843,032**
Expenses:	
Management fee–Note 2(a)	12,270,989
Administration fee–Note 2(b)	6,135,494
Distribution fees–Note 2(c)	498,653
Total Expenses	**18,905,136**
Less-reduction in management fee due to undertaking–Note 2(a)	(2,455,023)
Net Expenses	**16,450,113**
Investment Income-Net	**642,392,919**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**53,876**
Net Increase in Net Assets Resulting from Operations	**642,446,795**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income—net	642,392,919	1,173,022,549
Net realized gain (loss) on investments	53,876	(21,332)
Net Increase (Decrease) in Net Assets Resulting from Operations	**642,446,795**	**1,173,001,217**
Dividends to Shareholders from ($):		
Investment income—net:		
Institutional Advantage Shares	(614,322,079)	(1,123,071,098)
Administrative Advantage Shares	(25,451,143)	(42,452,873)
Investor Advantage Shares	(1,920,808)	(7,239,052)
Participant Advantage Shares	(698,889)	(259,526)
Total Dividends	**(642,392,919)**	**(1,173,022,549)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage Shares	129,276,264,948	202,385,192,239
Administrative Advantage Shares	2,918,715,328	4,549,056,985
Investor Advantage Shares	372,214,197	1,649,275,437
Participant Advantage Shares	68,128,449	122,882,037
Dividends reinvested:		
Institutional Advantage Shares	336,010,229	610,001,863
Administrative Advantage Shares	17,428,446	22,720,802
Investor Advantage Shares	1,291,342	5,283,582
Participant Advantage Shares	698,740	255,866
Cost of shares redeemed:		
Institutional Advantage Shares	(120,708,239,441)	(196,635,382,538)
Administrative Advantage Shares	(2,854,583,325)	(4,205,420,358)
Investor Advantage Shares	(456,551,893)	(1,573,397,096)
Participant Advantage Shares	(29,932,770)	(111,153,791)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**8,941,444,250**	**6,819,315,028**
Total Increase (Decrease) in Net Assets	**8,941,498,126**	**6,819,293,696**
Net Assets ($):		
Beginning of Period	20,696,334,752	13,877,041,056
End of Period	**29,637,832,878**	**20,696,334,752**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Institutional Advantage Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.026	.052	.038	.018	.010	.013
Distributions:						
Dividends from investment income−net	(.026)	(.052)	(.038)	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.28[b]	5.31	3.87	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.15[b]	.15	.15	.15	.15	.15[b]
Ratio of net expenses to average net assets	.13[b]	.13	.13	.11	.05	.05[b]
Ratio of net investment income to average net assets	5.24[b]	5.20	3.92	2.19	.99	1.38[b]
Net Assets, end of period ($ x 1,000)	28,536,825	19,632,738	13,272,946	6,368,073	163,283	311,006

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

| | Six Months Ended | | | | | |
| Administrative | October 31, 2007 | | | Year Ended April 30, | | |
Advantage Shares	(Unaudited)	2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.026	.051	.037	.017	.009	.013
Distributions:						
Dividends from investment income−net	(.026)	(.051)	(.037)	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.22[b]	5.24	3.79	1.73	.91	1.40[b]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.22[b]	.22	.22	.22	.22	.22[b]
Ratio of net expenses to average net assets	.20[b]	.20	.20	.18	.12	.12[b]
Ratio of net investment income to average net assets	5.17[b]	5.13	3.74	2.12	.92	1.31[b]
Net Assets, end of period ($ x 1,000)	1,016,739	935,179	568,823	459,234	26	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Investor **Advantage Shares**	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.025	.049	.035	.015	.007	.011
Distributions:						
Dividends from investment income−net	(.025)	(.049)	(.035)	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.04[b]	5.05	3.61	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[b]	.40	.40	.40	.40	.40[b]
Ratio of net expenses to average net assets	.38[b]	.38	.38	.36	.30	.30[b]
Ratio of net investment income to average net assets	4.98[b]	4.97	3.57	1.94	.74	1.13[b]
Net Assets, end of period ($ x 1,000)	33,363	116,407	35,246	54,230	25	25

[a]   *From June 3, 2002 (commencement of operations) to April 30,2003.*

[b]   *Annualized.*

See notes to financial statements.

Participant Advantage Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.024	.048	.034	.014	.006	.010
Distributions:						
Dividends from investment income–net	(.024)	(.048)	(.034)	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.88[b]	4.90	3.45	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.55[b]	.55	.55	.55	.55	.55[b]
Ratio of net expenses to average net assets	.52[b]	.53	.53	.51	.45	.45[b]
Ratio of net investment income to average net assets	4.85[b]	4.82	3.40	1.79	.59	.98[b]
Net Assets, end of period ($ x 1,000)	50,905	12,011	27	26	25	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager also serves as administrator for the fund.

On July 1, 2007, the Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities fall below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date.

Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has unused capital loss carryover of $1,030,886 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $4,013 of the carryover expires in fiscal 2011, $1,165 expires in fiscal 2012, $4 expires in fiscal 2013, $1,004,372 expires in fiscal 2014 and $21,332 expires in fiscal 2015.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2007 was all ordinary income. The tax character of all current year distributions will be determined at the end of the current fiscal year.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2007 through October 31, 2007 to waive part of its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $2,454,198 during the period ended October 31, 2007. This waiver is voluntary, not contractual and may be terminated at any time. In addition, as of 10/1/2007 Dreyfus Institutional Cash Advantage Fund - Participant Shares has a current direct expense limit of .51 of 1%. This limitation has resulted in an expense reduction of $825 during the period ended October 31, 2007.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07%, .25% and .40% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage, and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended October 31, 2007, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $344,595, $96,381 and $57,677, respectively, pursuant to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $2,260,086, Rule 12b-1 distribution plan fees $86,756, and administration fees $1,224,733, which are offset against an expense reimbursement currently in effect in the amount of $489,517.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Company held on July 19-20, 2007, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares were offered only to institutions. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the second quintile (below the median) of the Expense Group and in the first quintile (among the lowest expense ratios) of the Expense Universe. The Board considered that the Manager had voluntarily waived a portion of its management fee for the reporting period pursuant to an undertaking that is not contractual and may be terminated at any time, and that the fund's expense ratio, with and without the waiver, was lower than the Expense Group median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and comparisons of performance to a group of comparable funds (the "Performance Group") that were composed of the same funds included in the Expense Group and to a broader group of funds (the "Performance Universe"). The Board noted that the fund's performance was above the medians of the Performance Group and Performance Universe for the reported periods ended May 31, 2007.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the same Lipper category, as the fund (the "Similar Funds"). Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. Noting the fund's "unitary fee" structure, the Board analyzed the differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided; it was noted that the Similar Funds had comparable or higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's management fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was not unreasonable given the services provided. The Board also noted the Manager's voluntary undertaking and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund:

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Institutional
Cash Advantage Fund
200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Administrative: DDTXX   Participant: DPTXX
                       Institutional: DADXX   Investor: DIVXX

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard,
Uniondale, NY 11556-0144

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0093SA1007

Dreyfus Institutional Cash Advantage Plus Fund

SEMIANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Cash Advantage Plus Fund for the six-month period ended October 31, 2007. During the reporting period, the fund produced annualized yields of 5.14% for Administrative Advantage shares, 4.81% for Participant Advantage shares, 5.21% for Institutional Advantage shares and 4.96% for Investor Advantage shares. Taking into account the effects of compounding, the fund produced annualized effective yields[1] of 5.26% for Administrative Advantage shares, 4.92% for Participant Advantage shares, 5.34% for Institutional Advantage shares and 5.08% for Investor Advantage shares.[2]

A Worsening Credit Crisis Prompted Fed Intervention

When the reporting period began, the U.S. economy was sending mixed signals to investors. On one hand, housing prices continued to slide and consumer sentiment deteriorated in May. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2%, suggesting that inflation could be a more persistent problem than expected.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. Following its June 28 meeting, the Federal Reserve Board (the "Fed") stated that it was not yet convinced of the sustainability of lower inflationary pressures. It later was announced that the U.S. GDP grew at an annualized rate of 3.8% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

July proved to be a difficult month for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk. Substantial declines in equities and the more credit-sensitive fixed-income sectors occurred when rising delinquencies and defaults appeared to spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. Sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than had been expected. This led to concerns that consumers would cut back on spending, potentially threatening the economic expansion. In addition, tightness in the credit markets created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, the ongoing credit crisis prompted some analysts to call for intervention. The Fed did so on August 17, when it reduced the discount rate by 50 basis points and relaxed some collateral requirements to promote market liquidity and stability. In the statement accompanying the discount rate cut, the Fed indicated that "the downside risks to growth have increased appreciably."

The Fed followed up at its scheduled meeting in September with additional reductions of 50 basis points in both the discount rate and the federal funds rate, sending them to 5.25% and 4.75%, respectively. The Fed stated that its actions were designed to ease conditions in the money markets and prevent a spillover into the broader economy. These actions appeared to be warranted, as fallout from the sub-prime mortgage crisis included billions in subprime-related asset write-downs by major investment and commercial banks, a sharp increase in foreclosure filings and a surge in canceled home sales contracts due to borrowers' inability to secure loan commitments.

In October, the economy continued to show signs of weakness, including reports of a tepid September increase in consumer spending of just 0.3%. At the same time, inflationary pressures continued to mount, with the price of crude oil rising above $95 per barrel and a persistently low unemployment rate of 4.7%. At the end of the month, the Commerce Department announced that U.S. GDP grew at a stronger-than-expected 3.9% annualized rate in the third quarter. Later the same day, the Fed again cut the federal funds rate, this time by 25 basis points to 4.5%.

In the statement released after the meeting, the Fed stated that it expected slower economic growth due to the intensification of the housing correction, but that it regarded the risks of recession and inflation as balanced.

Caution Remains Warranted in Uncertain Markets

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments than had been available for some time. Meanwhile, demand for money market instruments surged as investors engaged in a "flight to quality," shifting assets from riskier investments to money market funds. In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

While additional rate cuts are not guaranteed, the Fed has shown that it stands ready to act to provide liquidity when needed. The Fed and market participants will be analyzing incoming data in order to determine the best course of action in these uncertain market conditions.



Patricia A. Larkin
Senior Portfolio Manager

November 15, 2007
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

2 *Annualized yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yields for its Administrative Advantage shares, Participant Advantage shares, Institutional Advantage shares and Investor Advantage shares would have been 5.12%, 4.79%, 5.19% and 4.94%, respectively. The fund's annualized effective yields would have been 5.25%, 4.90%, 5.32% and 5.06%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Plus Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2007

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .66	$ 1.02	$ 1.93	$ 2.70
Ending value (after expenses)	$1,026.60	$1,026.20	$1,025.30	$1,024.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .66	$ 1.02	$ 1.93	$ 2.69
Ending value (after expenses)	$1,024.48	$1,024.13	$1,023.23	$1,022.47

† *Expenses are equal to the fund's annualized expense ratio of .13% for Institutional Advantage, .20% for Administrative Advantage, .38% for Investor Advantage and .53% for Participant Advantage; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit—38.8%	Principal Amount ($)	Value ($)
American Express Centurion Bank		
5.20%, 1/4/08	50,000,000	50,000,000
Banca Monte dei Paschi di Siena SpA		
5.05%, 1/24/08	125,000,000	125,002,879
Bank of Scotland PLC (Yankee)		
5.11%, 1/3/08	91,750,000	91,762,420
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
5.33%, 11/6/07	100,000,000	100,000,000
Barclays Bank PLC (Yankee)		
5.15%, 3/31/08	150,000,000	150,000,000
BNP Paribas (Yankee)		
5.32%, 11/13/07	80,000,000	80,000,000
Canadian Imperial Bank of Commerce (Yankee)		
5.53%, 11/14/07	50,000,000	50,000,000
Credit Agricole (London)		
5.31%, 11/8/07	50,000,000	50,000,000
DEPFA BANK PLC (Yankee)		
5.13%–5.45%, 11/13/07–1/23/08	150,000,000 [a]	150,000,000
HBOS Treasury Services PLC (London)		
5.80%, 12/11/07	20,000,000	20,000,000
HSH Nordbank AG (Yankee)		
5.45%, 11/13/07	50,000,000 [a]	50,000,000
Royal Bank of Scotland PLC (Yankee)		
5.48%, 11/19/07	100,000,000	100,000,000
Societe Generale		
5.32%, 11/13/07	25,000,000	25,000,000
Svenska Handelsbanken (Yankee)		
5.53%, 11/14/07	50,000,000	50,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
5.12%, 4/7/08	50,000,000	50,000,000
UBS AG (Yankee)		
5.06%–5.50%, 3/12/08–3/19/08	130,000,000	130,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $1,271,765,299)		**1,271,765,299**

Commercial Paper—22.2%		
ASB Finance Ltd.		
5.13%, 3/19/08	75,000,000 [a]	73,546,292
Cancara Asset Securitisation Ltd.		
5.10%, 1/28/08	150,000,000 [a]	148,155,667

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Fairway Finance Company LLC		
5.26%, 12/13/07	75,000,000 [a]	74,545,000
Liquid Funding Ltd.		
5.38%, 12/6/07	85,000,000 [a]	84,565,319
Raiffeisen Zentralbank Oesterreich		
5.31%, 11/5/07	100,000,000	99,942,556
Santander Central Hispano		
Finance (Delaware) Inc.		
5.51%, 3/14/08	50,000,000	49,002,444
Societe Generale N.A. Inc.		
5.31%, 11/5/07	50,000,000	49,971,278
Solitaire Funding Ltd.		
5.00%−5.35%, 12/10/07−1/29/08	150,000,000 [a]	148,640,507
Total Commercial Paper		
(cost $728,369,063)		**728,369,063**
Corporate Notes−4.6%		
Credit Agricole		
5.18%, 12/24/07	50,000,000 [b]	50,000,000
K2 (USA) LLC		
4.57%, 11/20/07	75,000,000 [a,b]	74,999,621
Sigma Finance Inc.		
4.57%, 11/6/07	25,000,000 [a,b]	24,999,966
Total Corporate Notes		
(cost $149,999,587)		**149,999,587**
Promissory Note−4.6%		
Goldman Sachs Group Inc.		
5.03%−5.07%, 11/2/07−6/17/08	100,000,000 [c]	100,000,000
Merrill Lynch & Co. Inc.		
5.13%, 11/13/07	50,000,000 [c]	50,000,000
Total Promissory Note		
(cost $150,000,000)		**150,000,000**
Time Deposits−4.7%		
Key Bank U.S.A., N.A. (Grand Cayman)		
4.44%, 11/1/07		
(cost $153,000,000)	153,000,000	**153,000,000**

Repurchase Agreements—25.1%	Principal Amount ($)	Value ($)
Citigroup Global Markets Holdings Inc. 5.09%, dated 10/31/07, due 11/1/07 in the amount of $125,017,665 (fully collateralized by $151,515,194 Corporate Bonds, 5%-10.873%, due 9/10/09-8/7/52, value $128,750,001)	125,000,000	125,000,000
Credit Suisse (USA) Inc. 5.09%, dated 10/31/07, due 11/1/07 in the amount of $150,021,198 (fully collateralized by $149,927,000 Corporate Bonds, 4%-7.80%, due 4/1/08-8/15/36, value $154,504,232)	150,000,000	150,000,000
Deutsche Bank Securities 5.06%, dated 10/31/07, due 11/1/07 in the amount of $100,014,049 (fully collateralized by $3,895,003,560 Corporate Bonds, 0%-8.873%, due 3/24/18-10/25/47, value $103,000,000)	100,000,000	100,000,000
Greenwich Capital Markets 5.04%, dated 10/31/07, due 11/1/07 in the amount of $50,006,997 (fully collateralized by $73,600 Federal Home Loan Mortgage Corp., 9%, due 10/15/21, value $282, $56,451,451 Federal National Mortgage Association, 3.229%-9.465%, due 8/25/21-8/25/37, value $49,087,158 and $5,425,000 Government National Mortgage Association, 1.838%, due 2/20/34, value $1,912,709)	50,000,000	50,000,000
HSBC USA Inc 5.04%, dated 10/31/07, due 11/1/07 in the amount of $40,005,597 (fully collateralized by $41,145,000 Corporate Bonds, 5.78%-6.196%, due 11/16/07-12/17/36, value $42,002,371)	40,000,000	40,000,000
J.P. Morgan Chase & Co. 5.06%, dated 10/31/07, due 11/1/07 in the amount of $80,011,239 (fully collateralized by $201,609,500 Corporate Bonds, 0%-8.97%, due 2/25/10-6/25/46, value $82,400,376)	80,000,000	80,000,000
Lehman Brothers Inc. 5.09%, dated 10/31/07, due 11/1/07 in the amount of $100,014,132 (fully collateralized by $104,789,000 Corporate Bonds, 5.875%-7.821%, due 12/1/14-2/3/45, value $103,249,712)	100,000,000	100,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Merrill Lynch & Co. Inc.		
5.09%, dated 10/31/07, due 11/1/07 in the amount of $78,011,023 (fully collateralized by $84,395,000 Corporate Bonds, 9.638%, due 12/20/11, value $81,902,067)	78,000,000	78,000,000
Morgan Stanley		
5.09%, dated 10/31/07, due 11/1/07 in the amount of $100,014,132 (fully collateralized by $147,424,574 Corporate Bonds, 0%-13.30%, due 8/2/09-1/2/13, value $103,885,657)	100,000,000	100,000,000
Total Repurchase Agreements (cost $823,000,000)		**823,000,000**
Total Investments (cost $3,276,133,949)	**100.0%**	**3,276,133,949**
Cash and Receivables (Net)	**.0%**	**415,303**
Net Assets	**100.0%**	**3,276,549,252**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $829,452,372 or 25.3% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 5/10/07 to 9/21/07 at a cost of $150,000,000. At October 31, 2007, the aggregate value of these securities was $150,000,000 representing 4.6% of net assets and are valued at amortized cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	53.3	Asset-Backed/Structured	
Repurchase Agreements	25.1	Investment Vehicles	5.6
Asset-Backed/Multi-Seller Programs	11.4	Brokerage Firms	4.6
			100.0

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments (including Repurchase Agreements of $823,000,000)–Note 1(b)	3,276,133,949	3,276,133,949
Interest receivable		13,645,466
		3,289,779,415
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		318,800
Cash overdraft due to Custodian		12,911,363
		13,230,163
Net Assets ($)		**3,276,549,252**
Composition of Net Assets ($):		
Paid-in capital		3,276,682,154
Accumulated net realized gain (loss) on investments		(132,902)
Net Assets ($)		**3,276,549,252**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	3,270,259,567
Shares Outstanding	3,270,392,316
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	5,958,032
Shares Outstanding	5,958,178
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	302,551
Shares Outstanding	302,555
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	29,102
Shares Outstanding	29,105
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**74,416,278**
Expenses:	
Management fee–Note 2(a)	1,391,087
Administration fee–Note 2(b)	695,544
Distribution fees–Note 2(c)	2,350
Total Expenses	**2,088,981**
Less–reduction in management fee due to undertaking–Note 2(a)	(278,217)
Net Expenses	**1,810,764**
Investment Income-Net, representing net increase in net assets resulting from operations	**72,605,514**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30, 2007
Operations ($):		
Investment income—net	72,605,514	135,612,804
Net Increase (Decrease) in Net Assets		
Resulting from Operations	**72,605,514**	**135,612,804**
Dividends to Shareholders from ($):		
Investment income—net:		
Institutional Advantage Shares	(72,438,426)	(135,195,113)
Administrative Advantage Shares	(165,437)	(408,103)
Investor Advantage Shares	(965)	(8,285)
Participant Advantage Shares	(686)	(1,303)
Total Dividends	**(72,605,514)**	**(135,612,804)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage Shares	9,184,985,180	15,109,228,650
Administrative Advantage Shares	17,331,828	76,772,025
Investor Advantage Shares	273,821	16,789,281
Participant Advantage Shares	480	–
Dividends reinvested:		
Institutional Advantage Shares	5,933,933	12,710,510
Administrative Advantage Shares	150,535	340,711
Investor Advantage Shares	965	1,358
Participant Advantage Shares	685	1,303
Cost of shares redeemed:		
Institutional Advantage Shares	(8,061,219,937)	(15,390,586,030)
Administrative Advantage Shares	(17,126,783)	(91,519,251)
Investor Advantage Shares	(376)	(16,789,287)
Participant Advantage Shares	–	–
Increase (Decrease) in Net Assets from		
Beneficial Interest Transactions	**1,130,330,331**	**(283,050,730)**
Total Increase (Decrease) in Net Assets	**1,130,330,331**	**(283,050,730)**
Net Assets ($):		
Beginning of Period	2,146,218,921	2,429,269,651
End of Period	**3,276,549,252**	**2,146,218,921**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived form the fund's financial statements.

Institutional Advantage Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.026	.052	.038	.018	.010	.013
Distributions:						
Dividends from investment income−net	(.026)	(.052)	(.038)	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.28[b]	5.31	3.86	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.15[b]	.15	.15	.15	.15	.15[b]
Ratio of net expenses to average net assets	.13[b]	.13	.13	.11	.05	.05[b]
Ratio of net investment income to average net assets	5.22[b]	5.19	3.85	1.95	1.00	1.38[b]
Net Assets, end of period ($ x 1,000)	3,270,260	2,140,560	2,409,207	1,604,461	163,283	311,006

[a] From June 3, 2002, (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Administrative Advantage Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.026	.051	.037	.017	.009	.013
Distributions:						
Dividends from investment income–net	(.026)	(.051)	(.037)	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.20[b]	5.24	3.79	1.73	.93	1.40[b]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.22[b]	.22	.22	.22	.22	.22[b]
Ratio of net expenses to average net assets	.20[b]	.20	.20	.18	.12	.12[b]
Ratio of net investment income to average net assets	5.16[b]	5.06	3.78	1.88	.91	1.31[b]
Net Assets, end of period ($ x 1,000)	5,958	5,602	20,009	1,524	26	25

[a] *From June 3, 2002, (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

Investor Advantage Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.025	.048	.035	.015	.007	.011
Distributions:						
Dividends from investment income−net	(.025)	(.048)	(.035)	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	5.02[b]	5.05	3.61	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[b]	.40	.40	.40	.40	.40[b]
Ratio of net expenses to average net assets	.38[b]	.38	.38	.36	.30	.30[b]
Ratio of net investment income to average net assets	4.94[b]	4.74	3.60	1.70	.75	1.13[b]
Net Assets, end of period ($ x 1,000)	303	28	27	26	25	25

[a] *From June 3, 2002, (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

Participant Advantage Shares	Six Months Ended October 31, 2007 (Unaudited)	Year Ended April 30,				
		2007	2006	2005	2004	2003[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.024	.048	.034	.014	.006	.010
Distributions:						
Dividends from investment income–net	(.024)	(.048)	(.034)	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.86[b]	4.89	3.46	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.55[b]	.55	.55	.55	.55	.55[b]
Ratio of net expenses to average net assets	.53[b]	.53	.53	.51	.45	.45[b]
Ratio of net investment income to average net assets	4.83[b]	4.78	3.45	1.55	.60	.98[b]
Net Assets, end of period ($ x 1,000)	29	28	27	26	26	25

[a]   *From June 3, 2002, (commencement of operations) to April 30, 2003.*
[b]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Plus Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager also serves as administrator for the fund.

On July 1, 2007, the Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage, Investor Advantages and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2007, MBC Investment Corp., an indirect subsidiary of BNY Mellon, held 28,855 shares of Investor Advantage and 28,624 shares of Participant Advantage.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities fall below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $132,902 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2007. If not applied, $4,047 of the carryover expires in fiscal 2011, $1,206 expires in fiscal 2012, and $127,649 expires in fiscal 2014.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2007 was all ordinary income. The tax character of all current year distributions will be determined at the end of the current fiscal year.

At October 31, 2007 the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2007 through October 31, 2007 to waive part of its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $278,217 during the period ended October 31, 2007. This waiver is voluntary, not contractual and may be terminated at any time.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage, and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07%, .25% and .40% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended October 31, 2007, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $2,244, $49 and $57, respectively, pursuant to the Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $230,502, Rule 12b-1 distribution plan fees $376 and administration fees $146,302, which are offset against a voluntary expense reimbursement currently in effect in the amount of $58,380.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of the Company held on July 19-20, 2007, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares were offered only to institutions. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee

and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses and performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's expense ratio ranked in the first quintile (among the lowest expense ratios) of the Expense Group and Expense Universe, and was the lowest of the Expense Group. The Board considered that the Manager had voluntarily waived a portion of its management fee for the reporting period pursuant to an undertaking that is not contractual and may be terminated at any time, and that the fund's expense ratio, with and without the waiver, was lower than the Expense Group median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and comparisons of performance to a group of comparable funds (the "Performance Group") that were composed of the same funds included in the Expense Group and to a broader group of funds (the "Performance Universe"). The Board noted that the fund's performance was above the medians of the Performance Group and Performance Universe for the reported periods ended May 31, 2007, noting that the fund's performance for the 2-year period was the highest of the Performance Group.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included within the same Lipper category, as the fund (the "Similar Funds"). Representatives of the Manager also noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. Noting the fund's "unitary fee" structure, the Board analyzed the differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided; it was noted that the Similar Funds had comparable or higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the fund's management fees.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was not unreasonable given the services provided. The Board also noted the Manager's voluntary undertaking and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund:

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus Institutional
Cash Advantage Plus Fund
200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Administrative: DAAXX	Participant: DPVXX
	Institutional: DAVXX	Investor: DIAXX

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard,
Uniondale, NY 11556-0144

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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